UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

VECTIVBIO HOLDING AG
(Name of Subject Company (Issuer))

IRONWOOD PHARMACEUTICALS, INC.
(Name of Filing Person — Offeror)
Ordinary Shares, CHF 0.05 nominal value per share
(Title of Class of Securities)
H9060V 101
(CUSIP Number of Class of Securities)

John Minardo
Ironwood Pharmaceuticals, Inc.
Senior Vice President, Chief Legal Officer and Secretary
100 Summer Street, Suite 2300
Boston, Massachusetts 02110
(617) 621-7722
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Charles K. Ruck, Esq.
Daniel E. Rees, Esq.
Andrew Clark, Esq.
Ian Nussbaum, Esq.
Latham & Watkins LLP
1271 Avenue of the Americas
New York, NY 10020
(212) 906-1200

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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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Third-party offer subject to Rule 14d-1.

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Issuer tender offer subject to Rule 13e-4.

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Going-private transaction subject to Rule 13e-3.

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Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Ironwood Pharmaceuticals, Inc., a Delaware corporation (“Ironwood”). This Schedule TO relates to the offer by Ironwood to purchase all of the outstanding registered ordinary shares, nominal value of CHF 0.05 per share (the “Shares”), of VectivBio Holding AG, a Swiss stock corporation (Aktiengesellschaft) organized under the laws of Switzerland (“VectivBio”) for $17.00 per Share, net to the shareholders of VectivBio in cash, without interest and subject to any applicable withholding taxes, on the terms and subject to the conditions set forth in the offer to purchase, dated May 31, 2023 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer”.
All information contained in the Offer to Purchase (including all schedules and annexes thereto) is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.
The Transaction Agreement, dated May 21, 2023 (as it may be amended from time to time, the “Transaction Agreement”), by and between VectivBio and Ironwood, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.
Item 1.   Summary Term Sheet.
Regulation M-A Item 1001
The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2.   Subject Company Information.
Regulation M-A Item 1002(a) through (c)
(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is VectivBio Holding AG, a Swiss stock corporation (Aktiengesellschaft) organized under the laws of Switzerland. VectivBio’s principal executive offices are located at Aeschenvorstadt 36, 4051 Basel, Switzerland. VectivBio’s telephone number at such address is +41 615513030.
(b) This Schedule TO relates to all outstanding Shares. VectivBio has advised Ironwood that, as of May 17, 2023, the share capital of VectivBio consists of 67,391,790 Shares with a par value of CHF 0.05 per share and, as of the close of business on May 17, 2023 (“Measurement Date”): (i) VectivBio holds in treasury 4,585,752 Shares, (ii) the authorized share capital of VectivBio amounts to 3,144,360 Shares with a par value of CHF 0.05 each, (iii) the conditional share capital of VectivBio consists of (A) 10,826,640 Shares with a par value of CHF 0.05 to be issued in connection with VectivBio’s equity plans, and (B) 9,017,720 Shares with a par value of CHF 0.05 to be issued in connection with certain outstanding financial instruments of VectivBio, including 9,017,720 Shares reserved for issuance pursuant to warrants to purchase Shares pursuant to applicable warrant agreements with VectivBio and the existing credit agreements of VectivBio, and (iv) 284,430 Shares subject to a repurchase option of VectivBio are outstanding. As of the Measurement Date, 8,342,954 VectivBio stock options to purchase 8,342,954 Shares and 536,534 restricted share units of VectivBio that vest based solely on the passage of time representing the right to receive 536,534 Shares are outstanding under VectivBio’s equity plans.
(c) The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.
Item 3.   Identity and Background of the Filing Person.
Regulation M-A Item 1003(a) through (c)
(a) – (c) This Schedule TO is filed by Ironwood. The information set forth in Section 8 — “Certain Information Concerning Ironwood” of the Offer to Purchase and Annex A to the Offer to Purchase is incorporated herein by reference.

Item 4.   Terms of the Transaction.
Regulation M-A Item 1004(a)
For purposes of subsection (a)(1)(i) – (viii), (xii), (a)(2)(i) – (iv), (vii), the information set forth in the sections under the following captions of the Offer to Purchase is incorporated herein by reference:
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the “Introduction”

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the “Summary Term Sheet”

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Section 1 — “Terms of the Offer”

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Section 2 — “Acceptance for Payment and Payment for Shares”

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Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

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Section 4 — “Withdrawal Rights”

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Section 5 — “Material U.S. Federal Income Tax Consequences of the Offer and the Merger”

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Section 11 — “The Transaction Agreement; Other Agreements”

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Section 12 — “Purpose of the Offer; Plans for VectivBio”

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Section 13 — “Certain Effects of the Offer”

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Section 15 — “Conditions to the Offer”

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Section 16 — “Certain Legal Matters; Regulatory Approvals”

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Section 20 — “Miscellaneous”

Subsections (a)(1)(ix) – (xi), (a)(2)(v) – (vi) are not applicable.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
Regulation M-A Item 1005(a) and (b)
(a) (b) The information set forth in the sections under the following captions of the Offer to Purchase is incorporated herein by reference:
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the “Introduction”

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the “Summary Term Sheet”

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Section 8 — “Certain Information Concerning Ironwood”

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Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with VectivBio”

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Section 11 — “The Transaction Agreement; Other Agreements”

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Section 12 — “Purpose of the Offer; Plans for VectivBio”

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Annex A

Item 6.   Purposes of the Transaction and Plans or Proposals.
Regulation M-A Item 1006(a) and (c)(1) through (7)
For purposes of subsections (a), (c)(1) – (7), the information set forth in the sections under the following captions of the Offer to Purchase is incorporated herein by reference:
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the “Introduction”

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the “Summary Term Sheet”

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Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with VectivBio”

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Section 11 — “The Transaction Agreement; Other Agreements”

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Section 12 — “Purpose of the Offer; Plans for VectivBio”

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Section 13 — “Certain Effects of the Offer”

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Section 14 — “Dividends and Distributions”

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Annex A

Item 7.   Source and Amount of Funds or Other Consideration.
Regulation M-A Item 1007(a), (b) and (d)
For purposes of subsection (a), the information set forth in the sections under the following captions of the Offer to Purchase is incorporated herein by reference:
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the “Summary Term Sheet”

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Section 9 — “Source and Amount of Funds”

For purposes of subsection (d), the information set forth in the section under the following captions of the Offer to Purchase is incorporated herein by reference:
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Section 9 — “Source and Amount of Funds”

Subsection (b) is not applicable.
Item 8.   Interest in Securities of the Subject Company.
Regulation M-A Item 1008
For purpose of subsection (a), the information set forth in the sections under the following captions of the Offer to Purchase is incorporated herein by reference:
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the “Summary Term Sheet”

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Section 8 — “Certain Information Concerning Ironwood”

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Section 11 — “The Transaction Agreement; Other Agreements”

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Section 12 — “Purpose of the Offer; Plans for VectivBio”

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Annex A

For purpose of subsection (b), the information set forth in the sections under the following captions of the Offer to Purchase is incorporated herein by reference:
•
Section 8 — “Certain Information Concerning Ironwood”

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Annex A

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
Regulation M-A Item 1009(a)
The information set forth in the sections under the following captions of the Offer to Purchase is incorporated herein by reference:
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the “Summary Term Sheet”

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Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

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Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with VectivBio”

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Section 11 — “The Transaction Agreement; Other Agreements”

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Section 19 — “Fees and Expenses”

Item 10.   Financial Statements.
Regulation M-A Item 1010(a) and (b)
Not applicable.
Item 11.   Additional Information.
Regulation M-A Item 1011(a) and (c)
For purpose of subsection (a)(1), the information set forth in the sections under the following captions of the Offer to Purchase is incorporated herein by reference:
•
Section 8 — “Certain Information Concerning Ironwood”

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Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with VectivBio”

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Section 11 — “The Transaction Agreement; Other Agreements”

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Section 12 — “Purpose of the Offer; Plans for VectivBio”

For purpose of subsection (a)(2), the information set forth in the sections under the following captions of the Offer to Purchase is incorporated herein by reference:
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Section 11 — “The Transaction Agreement; Other Agreements”

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Section 12 — “Purpose of the Offer; Plans for VectivBio”

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Section 15 — “Conditions to the Offer”

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Section 17 — “Certain Legal Matters; Regulatory Approvals”

For purpose of subsection (a)(3), the information set forth in the sections under the following captions of the Offer to Purchase is incorporated herein by reference:
•
Section 11 — “The Transaction Agreement; Other Agreements”

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Section 15 — “Conditions to the Offer”

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Section 17 — “Certain Legal Matters; Regulatory Approvals”

For purpose of subsection (a)(4), the information set forth in the sections under the following captions of the Offer to Purchase is incorporated herein by reference:
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Section 13 — “Certain Effects to the Offer”

For purpose of subsection (a)(5), the information set forth in the sections under the following captions of the Offer to Purchase is incorporated herein by reference:
•
Section 17 — “Certain Legal Matters; Regulatory Approvals”

For purpose of subsection (c), The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.   Exhibits.
Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated May 31, 2023
(a)(1)(B)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9 or IRS Form W-8)
(a)(1)(C)*	Form of Notice of Guaranteed Delivery
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)*	Summary Advertisement, dated May 31, 2023
(a)(5)(A)	Joint Press Release, dated May 22, 2023, of Ironwood Pharmaceuticals, Inc. and VectivBio Holding AG (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Ironwood Pharmaceuticals, Inc. with the SEC on May 22, 2023)
(a)(5)(B)	Presentation slides made available by Ironwood Pharmaceuticals, Inc. in connection with conference call on May 22, 2023 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Ironwood Pharmaceuticals, Inc. with the SEC on May 22, 2023)
(a)(5)(C)	Transcript of Conference call on May 22, 2023 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Ironwood Pharmaceuticals, Inc. with the SEC on May 22, 2023)
(a)(5)(D)	Email to breaking news, pharma and trade media dated May 22, 2023 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Ironwood Pharmaceuticals, Inc. with the SEC on May 22, 2023)
(a)(5)(E)	Email to local media dated May 22, 2023 (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by Ironwood Pharmaceuticals, Inc. with the SEC on May 22, 2023)
(a)(5)(F)	Email to partners and vendors of Ironwood Pharmaceuticals, Inc. dated May 22, 2023 (incorporated by reference to Exhibit 99.6 to the Schedule TO-C filed by Ironwood Pharmaceuticals, Inc. with the SEC on May 22, 2023)
(a)(5)(G)	Social media posts (Twitter and LinkedIn) of Ironwood Pharmaceuticals, Inc., dated May 22, 2023 (incorporated by reference to Exhibit 99.7 to the Schedule TO-C filed by Ironwood Pharmaceuticals, Inc. with the SEC on May 22, 2023)
(a)(5)(H)	Email to employees of VectivBio Holding AG with video message from Thomas McCourt, Chief Executive Officer of Ironwood (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Ironwood Pharmaceuticals, Inc. with the SEC on May 23, 2023)
(a)(5)(I)	Transcript of video message from Thomas McCourt, Chief Executive Officer of Ironwood Pharmaceuticals, Inc., to employees of VectivBio Holding AG on May 23, 2023 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Ironwood Pharmaceuticals, Inc. with the SEC on May 23, 2023)
(a)(5)(J)	Transcript from Bloomberg Radio piece with interview with Thomas McCourt, Chief Executive Officer of Ironwood Pharmaceuticals, Inc., aired on May 23, 2023 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Ironwood Pharmaceuticals, Inc. with the SEC on May 23, 2023)
(b)	Credit Agreement, dated May 21, 2023, by and among Ironwood Pharmaceuticals, Inc., as borrower, Wells Fargo Bank, National Association, as administrative agent, collateral agent, a letter of credit issuer and a lender, and the other agents, lenders and letter of credit issuers parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Ironwood Pharmaceuticals, Inc. with the SEC on May 22, 2023)
(d)(1)	Transaction Agreement, dated May 21, 2023, by and between Ironwood Pharmaceuticals, Inc. and VectivBio Holding AG (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Ironwood Pharmaceuticals, Inc. with the SEC on May 22, 2023)

Exhibit No.	Description
(d)(2)*	Non-Disclosure Agreement between Ironwood Pharmaceuticals, Inc. and VectivBio Holding AG dated as of March 29, 2023
(d)(3)	Tender and Support Agreement, dated May 21, 2023, by and among Ironwood Pharmaceuticals, Inc. and certain shareholders of VectivBio Holding AG (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Ironwood Pharmaceuticals, Inc. with the SEC on May 22, 2023)
(d)(4)*	Exclusivity Agreement, dated as of April 29, 2023, between VectivBio Holding AG and Ironwood Pharmaceuticals, Inc.
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table

*
Filed herewith.

Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Ironwood Pharmaceuticals, Inc.
By:	/s/ Thomas McCourt
Name:	Thomas McCourt
Title:	Chief Executive Officer
Date: May 31, 2023